ADB INTERNATIONAL GROUP, INC.
1440 West Bitters Road, #1931
San Antonio, TX 78248

January 23, 2014

US Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Accountant
Washington, DC 20549

> Re: Request for Waiver
>   ADB International Group, Inc. (the "Registrant")
>   Staff Comment Letter Dated 12/13/13
>   CIK: 0001563536
>   Assistant Director: Mara L Ransom
>   Assistant Director Phone: 202-551-3720

Ladies and Gentlemen:

The purpose of this correspondence is to request a waiver from comments 7 and 8 in the staff's comment letter dated December 13, 2013 with respect to the Registrant's Amendment No. 2 to Registration Statement on Form 10-12G filed November 30, 2013 and the Form 10-K for the Year Ended December 31, 2012. For the convenience of the Office of Chief Accountant, I have attached to this request a copy of the December 13, 2013 letter.

Both comments related to the Registrant's Audited Consolidated Financial Statements and read as follows:

Comment 7.   We reviewed your response to comment 13 in our letter dated May 9, 2013 and understand that your would like relief from the requirement to audit the year ended December 31, 2010. Please email a waiver request to the Division of Corporation Finance's Chief Accountant's Office. Refer to http://sec.gov/divisions/corpfin/cfconcise.shtml#email for additional details. Please note that if a waiver of the audit requirements is obtained, the amounts from inception in the annual financial statements should be labeled as unaudited and the auditor's report should not indicate that those cumulative amounts have been audited.

Comment 8.   We reviewed your response to comment 13 in our letter dated May 9, 2013. As previously requested, please explain to us in detail why your were not a development stage entity at December 31, 2009 and prior to December 31, 2009. In doing so, please tell us the amount and nature of your revenues earned prior to December 31, 2009. Refer to the definition of a development stage entity at ASC 915-10-20.

The Registrant was incorporated under the name Creative Learning Products, Inc. in the State of New Jersey on August 31, 1988 and changed its name to Creative Gaming, Inc. in May 1997. The Registrant changed its name to Management Services, Inc. in October 2006. In August 2008, the Registrant changed its name to Centriforce Technology Corp. In May 2010, the Registrant changed its name to its current name, ADB International Group, Inc. In connection with each name change, the Registrant had a corresponding change in control, except for the name change from Centriforce

1

Technology Corp. to ADB International Group, Inc. In December 2011, the Registrant experienced another change in control that did not involve a name change.

As a result of the multiple changes in control since inception on August 31, 1988, the number of years that have passed since 1988 and our reasonable belief, based upon the nature of the name changes, that the changes also involved a change in the nature of the Registrant's business. The Registrant has determined that it would be impossible to obtain records dating from inception.

Further, based upon the records that the Registrant has in its possession after diligent search, including inquiry made with the former control group under Matthew Schulman, the Registrant has not been able to determine in which years the Registrant earned revenue. Therefore, we believe that it is both impractical and costly to even try to determine a date on which the Registrant re-entered the development stage.

The foregoing factors have led the Registrant to select January 1, 2010 as the date for re-entry as a development stage entity. We believe that the inclusion in the Registrant's Form 10-K and Form 10-12G/A of audited financial statements for the years ended December 31, 2011 and 2012 provide full and accurate disclosure and respectfully request that the Office of the Chief Accountant of the division of Corporation Finance grant this waiver request with respect to staff comments 7 and 8 contained in the staff's letter to the Registrant dated December 13, 2013.

Respectfully submitted

/s/: Ron Weissberg
Ron Weissberg, Chairman and CEO